

Mail Stop 3561

August 24, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado

> **Re: Liberty Interactive Corporation**
> **Form 10-K**
> **Filed February 26, 2016**
> **Form 10-K/A**
> **Filed April 29, 2016**
> **File No. 001-33982**

Dear Mr. Maffei:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Businesses, page II-18

1. Similar to your discussion of the QVC Group in the Results of Operations–Businesses subsection, in future filings please organize the remainder of this section into separate discussions of the QVC Group and the Ventures Group.

2. In future filings, please revise to explain the operating results of the constituent assets from Ventures Group's "Corporate and other" category, with a view to providing greater

insight into the performance of those assets individually as opposed to in the aggregate. Refer to Item 303(a)(3) of Regulation S-K.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015</u>

3. We note that the growth metrics in the second table of page 14 do not appear to be derivable from the "Actual/Forecast" percentages from the first table. In future filings, please disclose how you derived the growth metrics percentages. For example, disclose whether the board used its discretion or a formula. Please tell us what this disclosure will look like.

4. In future filings, please disclose how you derived the percentages of the LIC Maximum Corporate Bonuses payable to each officer, as shown in the third table of page 14. Please tell us what this disclosure will look like.

5. Please explain how the Corporate Performance Bonus is properly characterized as non-equity incentive plan compensation, as defined under Item 402(a)(6)(iii) of Regulation S-K. Please refer to Compliance and Disclosure Interpretations – Regulation S-K Question 119.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me, at 202-551-3720, with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.